DEAN BRADLEY OSBORNE PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

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1. ### Organization and Summary of Accounting Policies

Organization and Nature of Business

Dean Bradley Osborne Partners LLC (the Company) is a Delaware Limited Liability Company formed on August 12, 2011, and its principal place of business is located in San Francisco, California. The Company is a private placement broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) as of February 8, 2012 and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company is a registered broker-dealer in the state of California and also in the state of New York effective February 14, 2012 and February 23, 2012, respectively. The sole managing member of the Company is Dean Bradley Osborne LLC (the Parent or DBO). DBO is a holding company and certain expenses of the Company were paid by the Parent through an Expense Sharing Agreement (see Note 4).

In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by its member.

The Company is an investment banking advisory firm providing advice to corporations, private equity investors, partnerships and institutions. The Firm provides high quality independent advice and transaction execution capabilities to corporations and investors in connection with mergers and acquisitions, private sales, defense advisory, financial restructuring, capital raising advisory services pertaining to equity and debt including private placements and structuring of public equity offerings. The Company helps clients devise strategies for enhancing shareholder value or to optimally raise capital to meet investment and growth objectives as well as proactively brings new ideas and perspective regarding individual companies and strategic industry sectors.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America (U.S. GAAP). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Investment Banking

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Investment banking fees are recognized upon completion of the transaction process. Costs associated with transaction fees are expensed as incurred. No investment banking services were performed in 2015.

Advisory Services

Advisory and retainer fees consist of transaction-based fee arrangements related to financial and strategic advisory services, including providing investment advice, research, and administrative services. Advisory and retainer fees are recognized when services for the transactions are complete, in accordance with terms set forth in individual agreements. Transaction-based fees are recognized when (a) there is evidence of an arrangement with a client, (b) agreed upon services have been provided, (c) fees are fixed or determinable, and (d) collection

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Organization and Summary of Accounting Policies, *continued*

is reasonably assured. Fees collected in advance of services are deferred and recognized in the future. As of December 31, there was no deferred revenue.

Cash

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Deposits held by commercial bank may, at times, exceed federally insured limits. The Company has never experienced any losses related to this balance. As of December 31, 2015, there were no cash equivalents.

Client Receivables and Allowance for Doubtful Accounts

Client receivables are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customer and its history of collection. Management provides for probable uncollectible amounts through a charge to earnings and in increase to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off. The allowance for doubtful accounts amounted to $0 as of December 31, 2015.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company's financial instruments, including cash, other assets and accounts payable approximate fair value because of their short-term maturities. The Company has no assets or liabilities that are required to be carried at fair value as of December 31, 2015.

Income Taxes

The Company was formed as a Delaware Limited Liability Company (LLC). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

Significant Customers

For the year ended December 31, 2015, four customers accounted for 73% of total revenues. Additionally, two customers accounted for 69% of client receivables as of December 31, 2015.

2. Member's Capital

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to time with the consent and approval of the sole managing member as set forth in the Company's LLC Agreement.

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3. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2015, the Company had net regulatory capital of $116,632, which was $111,632 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .011 to 1 as of December 31, 2015.

4. **Related Party Transactions**

The Company maintains an Expense Sharing Agreement with its sole member, DBO. Pursuant to that agreement, certain management and administrative expenses which might otherwise have been paid and recorded by the Company, are paid for and recorded by the Parent. During the year ended December 31, 2015, the Parent paid certain expenses, including (a) employee compensation and benefits, (b) office and equipment leases, (c) marketing and business development and (d) other general and administrative expenses. Included in operating is $112,470 paid to DBO in 2015.

If the Expense Sharing Agreement was not in place, the Company would need to procure the services covered in the agreement and its financial results would be materially different.

5. **Commitments and Contingencies**

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2015 and were subsequently settled had no material effect on the financial statements as of that date. As of December 31, 2015, there were no contingencies that the Company believes will have a material impact on the Company's financial position.

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

6. **Subsequent Events**

The Company has evaluated subsequent events through Report Date, the date the financial statements were available for issuance, and has determined that there were no material subsequent events to disclose.